April 20, 2007

John Reynolds, Esq.
Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

  Re:
  Vantage Energy Services, Inc.
  File No. 333-138565

Dear Mr. Reynolds:

        This letter is written in response to the letter received from the Securities and Exchange Commission (the "Commission") on April 13, 2007 (the "Staff Letter") with respect to the registration statement on Form S-1 (the "Registration Statement") filed by Vantage Energy Services, Inc. ("Vantage" or the "Company"). We are filing electronically Amendment No. 3 to the Registration Statement ("Amendment No. 3"), originally filed on November 9, 2006, amended on February 8, 2007 and further amended on March 23, 2007, which reflects responses to the Staff Letter.

        The following are responses to the Commission's comments which are furnished as supplemental information and not as part of Amendment No. 3. We are providing to you under separate cover three copies of Amendment No. 3, which has been filed with the Commission concurrently herewith, all of which have been marked to show changes from Amendment No. 2 filed on March 23, 2007. For your convenience and to facilitate your review, we have set forth herein each comment contained in the Staff Letter, followed by our response.

Risk Factors, page 23

  1.
  We note your response to comment eight from our letter dated March 15, 2007 and the statement on page 15 that you have not assumed that you will have to provide for payment on any claims that may potentially be brought against you after dissolution. Please revise the last risk factor on page 24 to affirmatively state that you currently assume that you will not have to create a plan upon dissolution to provide for payment of claims. Revise to disclose that the assumption may prove to be incorrect, and that, because you may have to create a plan upon dissolution, the per-share liquidation to shareholders could be significantly less than $7.87. Please revise the first risk factor on page 29 consistent with this comment.

In response to the Commission's comment, we have modified the disclosure on pages 23 and 28 of Amendment No. 3.

  2.
  We note your response to comment 10 from our previous letter and the revised risk factor on page 47. Please revise to quantify the value of the insiders' equity holdings based on the offering price, which assumes that the offering and a business transaction are completed. As indicated in comment 10, and as currently disclosed in the last risk factor on page 47, you may include qualifications such as differences from actual offering price, changes in market prices prior to the tradability of the insiders' equity, etc.

In response to the Commission's comment, we have modified the disclosure on page 46 of Amendment No. 3.

  3.
  Given that the warrants may expire worthless if there is no effective registration statement, there would appear to be the risk. that a purchaser may pay the full unit purchase price solely for the shares underlying the unit. Please revise your disclosures accordingly, or tell us why you believe that no revisions are required.

In response to the Commission's comment, we have modified the disclosure on pages 25, 67 and 110 of Amendment No. 3.

Use of Proceeds, page 59

  4.
  We note your response to comment 13 of our letter dated March 15, 2007 and the discussion on the bottom of page 60 regarding due diligence, legal, accounting, down payments, lock-ups and other expenses. You indicate that you will use $500,000 for such expenses. Please revise to address the likelihood that your diligence, down payment and other expenses for a deal of the size you contemplate will require more than the $3 million available to you, as described on page 85. Please refer to comment 13.

In response to the Commission's comment, we have modified the disclosure on page 60 of Amendment No. 3.

Dilution, page 63

  5.
  We note that the net tangible book value before the offering appears to include deferred offering costs. Since these costs are not tangible assets, it would appear that they should be deducted from net assets to calculate net tangible book value. Please advise and revise your disclosures accordingly.

In response to the Commission's comment, we have modified the disclosure on page 62 of Amendment No. 3.

Management and Board Expertise, page 71

  6.
  We note the references to management's involvement in acquisitions where certain persons were "primarily responsible." With a view to disclosure, advise us whether other persons involved in any of these transactions had similar levels of responsibility. Also, advise us of the average size of the internal team responsible for the transactions. Your revised disclosure should reflect the participation of other similarly responsible persons, and clearly indicate the role played by management as compared to any such persons. Please see comments three and 23 from our letter of March 15, 2007.

In response to the Commission's comment, we have modified the disclosure on pages 69 and 94 of Amendment No. 3.

Comparison to Offerings of Blank Check Companies, page 90

  7.
  We note your response to comment 29 of our letter dated March 15, 2007. With a view to disclosure, please advise us how your transaction would comply with Rule 419(e)(2)(iv) of Regulation C.

In response to the Commission's comment, we have modified the disclosure on page 90 of Amendment No. 3.

Conflicts of Interest, page 100

  8.
  We note your response to comment 18 of our letter dated March 15, 2007 and the additional disclosure on pages 37, 39, 102, and 103. You have disclosed that Mr. Estrada is currently involved in efforts to acquire operations from Pride International. Please revise to discuss the possibility that you will acquire such operations if the entity to which Mr. Estrada owes pre-existing duties decides not to acquire such assets.

In response to the Commission's comment, we have modified the disclosure on page 100 of Amendment No. 3.

  9.
  You state in the second to last paragraph on page 102 that no conflict exists between you and the personal investments that officers and directors manage, some of which are in the energy industry. Please revise to clarify the basis for this statement. Clarify if you are precluded from acquiring a company that your officers and directors have invested in, and, if not, disclose whether such an investment presents a conflict.

In response to the Commission's comment, we have modified the disclosure on page 99 of Amendment No. 3.

  10.
  You state on page 102 that no procedures have been established to determine how conflicts will be resolved. You also state that officers and directors have agreed to present opportunities to you. Please revise to reconcile the apparent inconsistency. See comment 20 from our letter of March 15, 2007.

In response to the Commission's comment, we have modified the disclosure on page 99 of Amendment No. 3.

  11.
  We note the disclosure on page 103 in response to comment 21 of our letter dated March 15, 2007 that the Pride divisions are not appropriate for you because the opportunity may no longer be available by the time you complete the offering. Please revise to disclose the factors involved in determining whether the opportunity could be available. Explain if Mr. Estrada has entered into or is pursuing a letter of intent or similar negotiations with Pride. Advise us if his consideration of, and any negotiations relating to, the assets have been in his capacity as a director of Vantage. Advise us if any such consideration or negotiations, if done in Mr. Estrada's capacity as a private investor and not a director of Vantage may be transferred to Vantage.

In response to the Commission's comment, we have modified the disclosure on page 100 of Amendment No. 3.

  12.
  We note the statement on page 68 that the UPO can be exercised through a cashless exercise even if there is no effective registration statement. Explain to us how subsequent exercises of the UPO, involving distinct investment decisions and issuances following the registered offering of the UPO, could be effected without a registration statement.

Pursuant to our conversation with the Commission on April 19, 2007, we hereby defer our response to this comment pending further communication from the Commission.

Financial Statements, page F-1

  13.
  We note your response to prior comment 11 of our letter dated March 15, 2007. Please revise the financial statements to provide disclosure regarding the increase in authorized shares. We note that the balance sheet reflects a number of authorized shares that would not support equity classification of the warrants and UPO, and there is no disclosure regarding any subsequent increase in authorized shares.

In response to the Commission's comment, we have modified the disclosure on page F-10 of Amendment No. 3.

Note 7—Underwriter Purchase Option, page F-10

  14.
  We note your response to prior comment 16. Please revise to use the average (rather than the median) volatility of the identified comparable companies, as required by paragraph A22 of SFAS 123(R). Revise your disclosures regarding the fair value of the UPO throughout the registration statement accordingly.

In response to the Commission's comment, we have modified the disclosure on pages 16, 67, 122, 123 and F-10 of Amendment No. 3.

If you have any questions or concerns, please contact me via telephone at (713) 839-8856 or via facsimile at (713) 839-8854 or contact either Stuart Neuhauser or Chris Celano at (212) 370-1300 or via facsimile at (212) 370-7889.

Sincerely,
/s/ PAUL A. BRAGG Paul A. Bragg Chief Executive Officer
cc:	Douglas S. Ellenoff, Esq. Stuart Neuhauser, Esq. Gregg A. Noel, Esq. Thomas J. Ivey, Esq. Chris Celano, Esq. Mark Anderson